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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of      July      2001

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)

#302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F    /x/                Form 40-F    / /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    / /                No    /x/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      )]

PEACE ARCH LOGO

American Stock Exchange—Symbol PAE
Toronto Stock Exchange—Symbol PAE.A, PAE.B

THIRD QUARTER REPORT

For the Three and Nine Months Ended
May 31, 2000 and May 31, 2001
(unaudited)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(Expressed in thousands of Canadian dollars)

	May 31, 2000	August 31, 2000	May 31, 2001
	(unaudited)	(audited)	(unaudited)
ASSETS
Cash and cash equivalents	$2,275	$4,459	$4,950
Accounts receivable	3,675	6,236	7,430
Tax credits receivable	5,979	10,207	19,928
Productions in progress	11,981	15,637	6,096
Prepaid expenses and deposits	632	882	553
Investment in television programming	12,680	15,550	26,991
Property and equipment	7,295	7,397	7,251
Deferred costs	443	1,049	835
Goodwill and trademarks	3,089	2,913	2,687

	$48,049	$64,330	$76,721

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness	$1,910	$5,797	$15,327
Accounts payable and accrued liabilities	7,437	10,095	10,880
Deferred revenue	5,766	8,338	9,215
Deferred gain	291	233	58
Deferred credit	—	1,090	1,025
Future income taxes	1,559	460	927
Debt	4,228	11,252	11,239

	21,191	37,265	48,671

Shareholders' equity:
Share capital	32,378	32,378	32,558
Authorized:
100,000,000 Class A Multiple Voting Shares Issued—1,111,245 (May 31, 2000—1,400,999)
100,000,000 Class B Subordinate Voting Shares Issued—2,776,599 (May 31, 2000—2,421,748)
25,000,000 Preference Shares, issuable in series Issued—nil
Other paid-up capital	136	467	467
Deficit	(5,656)	(5,780)	(4,975)

	26,858	27,065	28,050

	$48,049	$64,330	$76,721

/s/ JULIET JONES Juliet Jones Director	/s/ TIMOTHY GAMBLE Timothy Gamble Director

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the Three and Nine Months Ended May 31, 2000 and May 31, 2001

(unaudited)

(Expressed in thousands of Canadian dollars except per share information)

	3 months ended		9 months ended
	2000	2001	2000	2001
Revenue	$7,214	$7,825	$18,494	$48,799
Expenses:
Amortization of television programming	4,984	6,764	12,384	40,553
Other costs of production and sales	274	214	1,231	1,480
Depreciation and amortization	183	247	460	738
Selling, general and administrative	911	1,325	2,592	3,142
Interest	67	507	316	1,452

	6,419	9,057	16,983	47,365

Earnings (loss) from operations before undernoted	795	(1,232)	1,511	1,434
Gain on sale of asset	58	58	214	174

	58	58	214	174

Earnings (loss) before income taxes	853	(1,174)	1,725	1,608
Income taxes	360	(487)	789	803

Net earnings (loss) for the period	493	(687)	936	805
Deficit, beginning of period	(6,149)	(4,288)	(6,592)	(5,780)

Deficit, end of period	$(5,656)	$(4,975)	$(5,656)	$(4,975)

Basic net earnings (loss) per common share	$0.13	$(0.18)	$0.24	$0.21

Fully diluted earnings (loss) per common share	$0.12	$(0.18)	$0.23	$0.20

Weighted average number of shares outstanding during the period (000's):
Basic	3,726	3,841	3,801	3,829
Fully Diluted	4,223	3,841	4,130	4,289

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended May 31, 2000 and May 31, 2001

(unaudited)

(Expressed in thousands of Canadian dollars)

	3 months ended		9 months ended
	2000	2001	2000	2001
Operating activities:
Net earnings (loss)	$493	$(687)	$936	$805
Items not involving cash:
Depreciation and amortization	5,163	7,011	12,794	41,291
Future income taxes	252	(825)	766	403
Gain on sale of assets	(58)	(58)	(223)	(174)
Accretion of debt discount	8	55	25	166
Changes in non-cash working capital	3,337	7,896	3,922	616

	9,195	13,392	18,220	43,107

Investing activities:
Investment in television programming	(6,006)	(10,597)	(14,787)	(51,994)
Increase in deferred costs	(13)	(76)	(308)	(66)
Purchase of goodwill and trademarks	(3)	(8)	(32)	(16)
Property and equipment acquired	(369)	(23)	(406)	(70)

	(6,391)	(10,704)	(15,533)	(52,146)

Financing activities:
Issue of common shares, net	6	170	191	179
Increase in bank indebtedness	(6,210)	501	(5,021)	9,530
Increase in debt	171	—	171	—
Repayment of debt	(81)	(48)	(208)	(179)

	(6,114)	623	(4,867)	9,530

Increase (decrease) in cash and cash equivalents	(3,310)	3,311	(2,180)	491
Cash and cash equivalents, beginning of period	5,585	1,639	4,455	4,459

Cash and cash equivalents, end of period	$2,275	$4,950	$2,275	$4,950

Supplementary information:
Interest paid	134	507	281	1,200
Income taxes paid	526	—	526	18

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in tables expressed in thousands of Canadian dollars)

    The unaudited consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements contained in our 2000 Annual Report.

1. Operations

    Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated television production company that produces and distributes film, television, video, webcast and interactive programming for world-wide markets.

2. Segmented Information

    The Company manages its operations in two primary business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

2000	Production Services	Proprietary Programming	Other	Total
Revenue	$1,724	$16,010	$760	$18,494
Gross profits	493	3,626	760	4,879
Total assets	7,781	40,268	—	48,049
2001
Revenue	$2,159	$46,560	$80	$48,799
Gross profits	679	6,007	80	6,766
Total assets	7,673	68,939	109	76,721

    Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.

3. Debt Covenant

    As at May 31, 2001, the Company was not in compliance with certain financial covenant requirements under a Loan Agreement dated August 16, 2001. The debt is secured by a charge on the assets of the Company, and due February 16, 2002.

    Subsequent to May 31, 2001, the Company was granted a forebearance by the lenders.

4. Comparative Figures

    Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

SUPPLEMENTAL INFORMATION

    For the convenience of the reader, operating results for the three and nine months ended May 31, 2000 and May 31, 2001 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

PEACE ARCH ENTERTAINMENT GROUP INC.
US DOLLARS
Selected Financial and Operating Information
For the Three and Nine Months Ended May 31, 2000 and May 31, 2001

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	Three Months Ended		Nine Months Ended
	2000	2001	2000	2001
Revenue	$4,891	$5,040	$12,591	$31,951
Net earnings (loss) for the period	334	(443)	637	527
EBITDA	748	(271)	1,703	2,487
Fully diluted earnings (loss) per common share	$0.08	$(0.12)	$0.16	$0.13

Selected Balance Sheet Information
As at May 31, 2000 and May 31, 2001

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	2000	2001
Cash and cash equivalents	$1,519	$3,203
Accounts receivable	2,454	4,807
Tax credits receivable	3,992	12,893
Productions in progress	7,999	3,944
Investment in television programming	8,466	17,462
Property and equipment	4,870	4,691
Goodwill and trademarks	2,062	1,738
Total Assets	32,080	49,636
Bank indebtedness	1,275	9,916
Accounts payable and accrued liabilities	4,965	7,039
Deferred revenue	3,850	5,961
Debt	2,823	7,271
Share capital	21,617	21,064
Deficit	(3,776)	(3,219)
Shareholders' equity	17,932	18,147

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date July 30, 2001	By	/s/ JULIET JONES (Signature)* Juliet Jones, CEO

*
Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.
Rule as to Use of Form 6-K,

    This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.
Information and Document required to be Furnished,

    Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

    The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

    This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

    If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.
Preparation and Filing of Report

    This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.
Translations of Papers and Documents into English

    Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

    Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTAL INFORMATION
SIGNATURES
GENERAL INSTRUCTIONS